                                                        June 18, 2009

VIA OVERNIGHT COURIER AND EDGAR

Terrence O’Brien
Accounting Branch Chief
c/o Tracey McKoy
United States Securities and Exchange Commission
1 Station Place, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Beacon Roofing Supply, Inc. Form 10-K for the Fiscal Year Ended September 30, 2008 Filed December 12, 2008 File No. 0-50924

Dear Mr. O’Brien:

Beacon Roofing Supply, Inc. (“Beacon” or the “Company”) respectfully submits this response to your April 21, 2009 letter regarding Beacon’s Form 10-K for the Fiscal Year Ended September 30, 2008 and Form 10-Q for the Fiscal Quarter Ended December 31, 2008.  As you requested, each of our responses follows a reproduction of your corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2008

Prior Comment 4 -Goodwill Impairment Test

1. You state that "Although our regions and branches have discrete financial information that is reviewed by regional managers and therefore meet the definition of components, our regions and branches also have similar economic characteristics and therefore should be aggregated in accordance with SFAS 142". However, there appear to be economic factors impacting four of your regions that are clearly distinguishable from the factors impacting your other regions. For example, two of your regions have a substantially different concentration of direct sales than the other regions with a corresponding material impact on gross and pre-tax margins. These businesses operate in different geographic regions from each other and the adverse impact of the housing downturn was not equivalent in both regions. In addition, one of these regions has a higher proportion of nonresidential sales than the other, with a corresponding material impact on margins. Consequently, it does not appear that the aggregation of these regions is compliant with paragraph 30 of SFAS 142.

Please be advised that we do not have discrete financial information available on the net profitability of direct sales. In addition, please consider the following further information concerning the similar economic characteristics of the two regions with a larger concentration of direct sales that you mention in your first comment:
•	On a quantitative level, the EBITDA of these two regions is comparable to past acquisitions at this stage of the integration process and we are confident they will be more comparable in the future.
•
The products sold under direct sales are purchased from the same suppliers from which we purchase our warehouse products, except that, in general, direct sales are full truck load quantities and delivered by our suppliers directly to the job site or, in some instances, to our customers’ places of business.

•
Although the direct sale gross margins indicated on our reports appear to be much lower than our warehouse sales, neither of them include the associated vendor incentives, as we cannot as a practical matter segregate them by sales type.  Therefore the net profitability of direct sales is generally greater than what the gross margins may indicate.

•	In addition, these regions’ direct sales are typically combined with warehouse sales to the same job site, so they are not usually isolated sales.
•
Although direct sales have different associated gross margins, their net operating margins are more similar since, along with the vendor incentives on those products, direct sales have much lower associated SG&A costs.  As outlined above, the difference in EBITDA margin compared to the consolidated Company is attributed to the stage of integration subsequent to the acquisition rather than the level of direct sales.

•
As for comparability of the region with a higher concentration of non-residential sales with other regions, we would like to point out that other regions have comparable concentrations of direct sales within their non-residential sales and have similar economic characteristics with the rest of the Company.

•
In addition, one of the regions referred to is our most recent acquisition and we have not yet fully integrated the company into our business strategy and methods.  Our long-term objective is to introduce both our residential and complementary products into its product mix and we have started that process in 4 of its 17 branches.  We also believe that this region’s operating margins, which currently are net of a large amount of purchase accounting amortization, will approach our company average as that amortization diminishes and the region is fully integrated.

•	The other region’s direct sale gross margin and operating margin, after consideration of vendor incentives, are similar to its warehouse gross margin and operating margin.
•
In addition, this region’s branches experienced short-term impacts from substantial hurricane business in 2005 and 2006, followed by much lower re-roofing activity in 2007 and 2008.  This is consistent with what we have seen over time with storm business in other regions.  The level of re-roofing is expected to return to normal levels in the near future, and therefore, the long-term results are expected to be consistent with the rest of the Company and we have seen improved results at this region in 2009.

In summary, the key factors that drove the results for these regions during the 2007-2008 period were short-term market factors rather than their direct sales ratios and we believe their long-term results will come in line with the historical results of our other regions.  If the operating profit margins, as disclosed in our internal financial statements, for these regions that have a higher concentration of direct sales continue to be different from the other regions for the fiscal year ending September 30, 2009, we agree to perform the SFAS 142 goodwill impairment test for multiple reporting units.

2. Also, another region generated pre-tax and net losses for the two years ended September 30, 2008 and experienced a sales growth rate that was substantially different from the other regions. We further note that this region's operating income margin has been significantly lower than the other regions. These results are attributed in part to a downturn in the economy. However, the adverse impact of the economy on this region appears disproportionate to the impact on the other regions. The geographic differences are relevant to the issue of economic similarity because, as has been observed, local economic conditions and trends can be expected to materially impact the operating results of your business. It appears that the disproportionate adverse impact on this business is reflective of local economic and demographic characteristics that are germane to the company’s business in this region. Consequently, it does not appear that the aggregation of these regions is compliant with paragraph 30 of SFAS 142.

Although this region incurred pre-tax losses for two years, those losses included a large amount of purchase accounting amortization and the region generated positive EBITDA.  Please note that this region was dissolved into other regions as part of a reorganization of a few of our regions completed late last year.  Therefore discrete financial information for this region is no longer available.  Most of the branches from this region were merged into another region and that region has continued to exhibit similar economic characteristics with the company average.

3. Similarly, another region also reported pre-tax and net losses for the two years ended September 30, 2008 and experienced a sales growth rate that was lower than all but one other region. You attribute the results in this region to the economic and housing downturn. Given that other regions earned pre-tax and net income for the two years ended September 30, 2008, and reported increases in sales and sales growth in the same periods, it does not appear that this region is economically similar to the other regions. Instead, it appears that the disproportionate adverse impact on this business is reflective of local economic and demographic characteristics that are germane to the company's business in this region. Consequently, it does not appear that the aggregation of these regions is compliant with paragraph 30 of SFAS 142.

Although this region has incurred pre-tax losses for two years, those losses included a large amount of purchase accounting amortization.  This region generated EBITDA that is more comparable to our other regions at this stage of integration, and has been particularly impacted by short term economic factors.

This region is a more recent acquisition and we have had to make management changes to fit our business model, which our past experience shows will benefit the regions operating results in the future.  We do not believe that the impact of short-term geographic market conditions or prior poor management indicate that this region is dissimilar to our other regions.  In addition, we acquired this region with the intent to grow our presence in certain geography and, although we have not yet made further acquisitions in that area or opened additional branches, we still intend to do so in the future.  In addition, the gross margin rates are consistent with our other regions and the difference in operating margins is simply caused by the transaction volume, which we expect to increase in the future.  We therefore continue to believe that, in the long term, this region will have growth rates, gross margins, and operating margins similar to our company averages, and will mature in the same manner as our other regions.

4. It is not clear that the qualitative and quantitative factors cited above support a conclusion that the company's goodwill can be measured using one reporting unit. Further, the use of a single reporting unit increases the risk that goodwill impairments measured under multiple reporting units would not be recognized. We understand that your reporting structure changes over time. However, paragraphs 34-36 of SFAS 142 provide specific guidance concerning the allocation of goodwill to the reporting units. Goodwill currently comprises 37% of total assets and 93% of stockholders' equity. Further, the number of business acquisitions in recent years have significantly impacted the company's size and operating results. Please perform a goodwill impairment test as of September 30, 2008 for each of the four reporting units referenced above and tell us if the revised test results in an impairment charge.

Because we historically have asserted that the Company has a single reporting unit, we have not prepared separate valuations of our regions and therefore we do not have such information readily available.  Therefore, we request that the Staff consider our further responses set forth in this letter before we embark on the separate valuation process for the prior periods. The valuation of the separate reporting units is much more complex than valuing one reporting unit and would require much more time to complete.   As discussed in our response to comment #1, if the operating profit margins, as disclosed in our internal financial statements, for our regions with a higher concentration of direct sales continue to be inconsistent with the other regions for the fiscal year ending September 30, 2009, we agree to perform the SFAS 142 goodwill impairment test for multiple reporting units.

5. In future filings please revise your critical accounting and significant accounting policies sections to disclose your analysis of similar economic characteristics and its impact on your SFAS 142 and SFAS 131 compliance.

In future filings, we will disclose our analysis of similar economic characteristics and its impact on our SFAS 142 and SFAS 131 compliance.  In connection with our annual goodwill impairment analysis, we will consider the effects of recent activity, and if any region exhibits dissimilar results that we conclude would be sustained over a long-term basis, we will separately evaluate the respective goodwill for impairment.  For purposes of this annual consideration, we would expect regions to exhibit similar economic characteristics 3-5 years after such events as an acquisition within our core roofing business, major storm activity, management/business restructuring or local economic challenges.

6. In the MD&A of future filings, when explaining changes in consolidated sales, please disclose and explain material changes in regional sales. Also, in your discussion of changes in gross margin please disclose and explain any material changes in the proportion of direct sales. Further, please disclose any known factors that materially increase the uncertainty over the recoverability of goodwill i.e. concentrations of goodwill in regions with adverse operating results. See Section S01.I2.b.3 of the Financial Reporting Codification.

In future filings, we are prepared to explain any material changes in regional sales according to the following geographies:  northeast, midwest, southeast and southwest U.S. and eastern Canada.  Each of our 11 regions is included within one of these geographies.  We also are prepared to explain any material changes in the general mix of regional direct sales.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

7. In future filings, please disclose the amounts of interest and taxes paid during each period presented. See the guidance in paragraph 29 of SFAS 95. It appears that such amounts are material to the company's operating cash flow.

In response to receipt of the Staff’s letter, we provided the information in our March 31, 2009 Form 10-Q and will continue to provide this information in future filings.

If there is a need for any additional information or clarification, please feel free to contact me at 978-817-1030.

Respectfully submitted, /s/ David R. Grace David R. Grace Sr. Vice President and Chief Financial Officer